UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020.

Commission File Number: 000-55982

C21 INVESTMENTS INC.
(Exact Name of Registrant as Specified in Charter)

Suite 820 1075 West Georgia Street

Vancouver, BC V6E 3N9

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠ Form 40-F      ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Inability to timely file Annual Report on Form 20-F for the Year Ended January 31, 2020 due to circumstances related to COVID-19

C21 Investments Inc. (the "Company") is filing this current report on Form 6-K, pursuant to a U.S. Securities and Exchange Commission order (Release No. 34-88465) dated March 25, 2020 (the "SEC Order"), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the global pandemic of novel coronavirus resulting in the disease COVID-19 ("COVID-19").

The circumstances of COVID-19 has posed a significant impact on the Company's ability to file on a timely basis its Annual Report on Form 20-F for the year ended January 31, 2020 (the "Annual Report"). Therefore, the Company is relying on the SEC Order to extend the due date for the filing of the Annual Report estimated to be filed on or before July 15, 2020 (no later than forty-five (45) days after the original due date).

As a result of COVID-19, the Company is unable to meet the filing deadline of the Annual Report. The Company's business and facilities are located in British Columbia, Oregon and Nevada. In order to avoid the risk of the spread of the virus causing COVID-19, the Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of its corporate offices in Canada and the United States, with employees working remotely in compliance with local rules, orders, ordinances and laws. As such, due to the limited availability of internal and external support, the Annual Report will not be completed by the filing deadline.

Risk Factors Related to COVID-19

Our business and financial results may be materially adversely affected by the current COVID-19 pandemic outbreak.

The global pandemic of novel coronavirus resulting in the disease COVID-19 ("COVID-19") has resulted in a widespread health crisis that has adversely affected economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.

Our operating results substantially depend on revenues derived from sales of marijuana items in Oregon and Nevada to patients and consumers.  As the COVID-19 spread continues, the measures implemented to curb the spread of the virus have resulted in supply chain disruptions, insufficient work force and unprecedented unemployment for the Company's patients and consumers.

One or more of our patients, customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. These preventative measures have also impacted our daily operations. The efforts enacted to control COVID-19 have placed pressure on our marketing and sales activities, and in particular our retail sales. Moreover, due to the sudden and severe unemployment in the United States, the demand for our products may decrease over time. We continue to assess the related risks and impacts COVID-19 may have on our business and our financial performance. In light of the rapidly changing situation across different jurisdictions, it remains difficult to estimate the duration and magnitude of the COVID-19 impact. Until such time as the COVID-19 pandemic is mitigated, contained or eradicated and business returns to more customary levels, our business and financial results may be materially adversely affected.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend," "ought to," "plan," "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this report is as of the date of this report and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 INVESTMENTS INC.
(Registrant)

Date:	May 28, 2020	By: _________________________
Name: Michael Kidd
Title: Director and CFO

EXHIBIT INDEX

99.1	News Release dated May 28, 2020